Exhibit 99.1

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As at March 31, 2026	As of December 31, 2025
	$’000	$’000

ASSETS
Current assets:
Cash	914	1,059
Restricted cash	314	315
Accounts receivable - Third parties, net	11,174	7,935
Accounts receivable - Related parties, net	2,825	2,630
Inventories	18,612	18,553
Amounts due from related parties	2,121	2,080
Deposits, prepayments and other receivables	7,678	3,949

Total current assets	43,638	36,521

Non-current assets:
Property and equipment, net	2,150	2,129
Right-of-use assets, net	2,427	657
Deferred tax assets	801	837
Amounts due from related parties	1,242	1,274

Total non-current assets	6,620	4,897

TOTAL ASSETS	50,258	41,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	7,121	5,054
Accounts payable - Related parties	279	244
Customer deposits	9,587	5,647
Amounts due to related parties	4,766	5,467
Bank borrowings	19,080	17,686
Finance lease liabilities, current	117	70
Operating lease liabilities, current	1,965	176
Income tax payable	69	100

Total current liabilities	42,984	34,444

Long-term liabilities:
Bank borrowings	1,195	1,241
Finance lease liabilities, non-current	133	140
Operating lease liabilities, non-current	506	508
Deferred tax liabilities	78	112

Total long-term liabilities	1,912	2,001

TOTAL LIABILITIES	44,896	36,445

Shareholders’ equity
Preferred Shares, 25,000,000 authorized with par value of $0.0005 each, none issued or outstanding as of March 31, 2026 and December 31, 2025	-	-
Ordinary shares, 200,000,000 authorized comprise of 150,000,000 Class A and 25,000,000 Class B shares, with par value of $0.0005 each, 16,170,624 and 16,527,249 ordinary shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	8	8
Additional paid-in capital	1,006	1,006
Accumulated other comprehensive loss	(523)	(535)
Retained earnings	4,871	4,494

Total shareholders’ equity	5,362	4,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	50,258	41,418